Exhibit 1

Media

Release

Thursday 16 August 2018

WESTPAC CHIEF INFORMATION OFFICER TO RETIRE

Westpac Group Chief Executive Officer (CEO), Brian Hartzer, today announced that Westpac Group Chief Information Officer (CIO), Dave Curran, has decided to retire from Westpac at the end of January 2019. Following a global search, Craig Bright has been appointed as CIO, Westpac Group.

Mr Curran has led the Group’s technology function since 2014 and has been instrumental in resetting and reshaping Westpac’s digital transformation.

Mr Hartzer thanked Mr Curran for the pivotal role he has played in leading the Group’s technology function during the past four years.

“Since joining Westpac in 2014, Dave has led a fundamental step change in advancing Westpac’s technology capabilities, helping us to continue to improve the customer experience while simultaneously improving productivity and risk management.

“This has included the implementation of a number of major transformation projects, such as the Group’s Customer Service Hub, which is already in pilot and an infrastructure and operations initiative that includes moving Westpac’s technology capabilities to the cloud.

“Importantly, under Dave’s leadership, the stability and efficiency of our underlying technology infrastructure has been materially strengthened, which has reduced outages and improved cyber security.

“Dave has also positively influenced the Group’s culture and way of working. This has included the introduction of agile methodologies, with 40% of project resources now agile, and an annual event in which hundreds of technologists visit frontline bankers to fix technology issues.

“Dave has also been a passionate advocate for addressing the skills shortage in technology, regularly speaking about the need for constant reskilling. He has also been vocal in addressing the gender balance issues in the technology industry, advocating for the importance of both young women and men pursuing a career in STEM.

“On behalf of Westpac, I would like to personally thank Dave for his counsel and strategic insight, which has helped us to establish clear roadmaps for our long-term digital transformation.”

Mr Curran will continue to work with Westpac in a variety of ways, including remaining on the Board of the Westpac Bicentennial Foundation, a $100 million scholarship fund with an exclusive focus on Australian education and leadership.

Mr Hartzer said Mr Bright brings to Westpac exceptional leadership skills and well-recognised expertise in leading technology functions for large, complex, multi-country banking operations.

“Craig is a highly respected global business and technology leader, with more than 30 years’ experience in technology and financial services. He is a well-rounded executive, with both a consulting background and deep global banking experience across various banks in strategic and operational leadership roles.

“He has held divisional CIO roles in retail banking, business banking and investment banking and led complex global scale technology operations. In his current role as Chief Technology Officer, Global Consumer Bank at Citigroup, Craig leads a division of technology employees executing a cloud and mobile first strategy supporting digital channels and a mix of Citi Smart Banking formats worldwide. Craig has also held senior roles at Barclays in London, and National Australia Bank.

“Throughout his career, he has been part of some of the world’s leading banking transformation programs, and is now at the forefront of future-thinking on digital, mobile and data & analytics strategies for one of the world’s largest banks.

“I’m delighted that an individual of Craig’s calibre will be joining our Executive Team.”

Mr Bright will commence with the Group in December 2018.

About Craig Bright

Craig is a seasoned technology executive with a wealth of global experience across complex, multi-country banking operations in a mix of technical engineering, application, program management, IT development, and IT infrastructure roles.

Craig is currently Chief Technology Officer for Citi’s Global Consumer Bank. In this role he leads IT strategy and architecture for the Consumer division, playing a central role in setting and executing Citi’s cloud agenda, and strengthening the Bank’s DevOps and Production Management capabilities.

Craig joined Citigroup in 2011 as Managing Director, initially responsible for strategic and operational leadership of infrastructure globally for the Consumer Bank. His scope of responsibility expanded to include Production Management for the thousands of applications across the globe that support the Consumer Bank; and leadership of Citi’s global data centre network. During this time Craig built and led technology teams of up to 8,500 employees located in Citi’s strategic centres worldwide.

Prior to this, Craig was Global Head of Infrastructure and Service Delivery with Barclays, with responsibility for infrastructure management and service delivery across the global retail and commercial banking business.

Before Barclays, Craig spent nine years at National Australia Bank as CIO, Investment Bank and General Manager, Retail & Business Banking.

Before joining National Australia Bank, Craig spent seven years with Ernst & Young focused on financial services technology consulting across the Asia Pacific region.

Craig commenced his career with the State Electricity Commission of Victoria, working as a Systems Engineer.

Craig holds a Bachelor of Computing from Monash University and a Computer Field Service Certificate from Royal Melbourne Institute of Technology.

-ENDS-

For Further Information

David Lording – Media	Andrew Bowden – Investor Relations
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